UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

FLYI INC.

(Name of Issuer)

Common Shares
(Title of Class of Securities)

34407T104
(CUSIP Number)

March 23, 2005
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 34407T104

1.	NAME OF REPORTING PERSON

Trident Turboprop (Dublin) LTD

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

	5.	SOLE VOTING POWER

NUMBER OF	2,688,581 shares of Common Stock *

		* A $13,442,909 in principal amount Convertible Note issued on March 23, 2005 by the Issuer to the Reporting Person, due January 1, 2015, which is convertible at the option of the Reporting Person, and which (if not previously converted) will automatically convert on December 31, 2014, into 2,688,581 shares of Common Stock. The securities reported herein are the 2,688,581 shares of Common Stock that the Reporting Person may acquire in the future through the conversion of the above-referenced Convertible Note, subject to adjustment upon certain events.
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING
PERSON	7.	SOLE DISPOSITIVE POWER
WITH:
		2,688,581 (see footnote in item 5 above)

	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,688,581 shares (see footnote in item 5 above)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6% (based on 45,339,810 shares of Common Stock issued and outstanding as of March 15, 2005, plus the shares of Common Stock issuable upon the conversion of the Convertible Note referred to in Item 5 above)

12.	TYPE OF REPORTING PERSON*

CO

Item 1(a).	Name of Issuer:

FLYi Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

45200 Business Court
Dulles, VA 20166

Item 2(a).	Name of Person Filing:

Trident Turboprop (Dublin) LTD

Item 2(b).	Address of Principal Business Office or, if none, Residence:

25/28 North Wall Quay
International Financial Services Centre
Dublin 1
Ireland

Item 2(c).	Citizenship

Ireland

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

34407T104

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	[___]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[___]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[___]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[___]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[___]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[___]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[___]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[___]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[___]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[___]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership.

The information in items 1 and items 5 through 11 on the cover page on Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which
Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2005

Signature:	/s/ Seamus O’Croinin

Name/Title:	Seamus O’Croinin
For and on behalf of Goodbody Secretarial Limited
Secretary, Trident Turboprop (Dublin) LTD